Exhibit 99.14

Execution Version

AMENDMENT TO REPURCHASE AGREEMENT

This AMENDMENT TO REPURCHASE AGREEMENT, dated as of May 18, 2016 (this “Amendment”), is made by and among Cactus Holding Company II, LLC, (“Cactus II”) and Citigroup Global Markets Limited (“CGML”), represented by Citigroup Global Markets Inc. as its agent (“CGMI”).  Capitalized terms used but not defined herein shall have the meanings assigned in the Repurchase Agreement (as defined below).

WITNESSETH:

1.
Cactus II and CGML have entered into a Securities Sale and Repurchase Agreement, dated as of May 30, 2014, between CGML, represented by CGMI as its agent, as amended by the Amended & Restated Swift Transportation Company Prepaid Variable Share Forward Commitment Letter, Waiver and Amendment Agreement, dated as of October 7, 2015, between Cactus II, CGML, represented by CGMI as agent, Jerry C. Moyes, Cactus Holding Company, LLC, M Capital Group Investors II, LLC and Citibank, N.A. (as amended, the “Repurchase Agreement”); and

2.	Cactus II and CGML have agreed to amend certain provisions of the Repurchase Agreement, upon the following terms and conditions.

NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS AND AGREEMENTS CONTAINED HEREIN, IN THE REPURCHASE AGREEMENT AND IN THE OTHER TRANSACTION DOCUMENTS, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	Amendments to Repurchase Agreement. CGMI, as agent for CGML, and Cactus II hereby agree to amend the Repurchase Agreement as follows:

1.1. The reference to “May 30, 2016” in clause (vi) of the definition of “Termination Date” is hereby replaced with a reference to “May 30, 2017”.

1.2. Section 7.5(a) shall be replaced in its entirety with the following:

(a)           Exhibit A to the Operating Agreement for Cactus Holding Company II, LLC, an Alaska limited liability company, entered into and effective as of January 11, 2011, as amended on May 18, 2016 (the “Operating Agreement”) by and between Seller, the manager and Cactus Holding Company III, LLC (“Cactus III”) as the sole member party thereto and provided to Buyer describes the membership and the percentage ownership of such member in Seller and is true, complete and accurate on the date of this representation and any date any necessary action was taken to authorize the execution, delivery and performance of this Agreement, including any amendment hereto.  For purposes of this Agreement references to “Members” shall include references to the members of Cactus III, unless otherwise specified.

1.3. Section 7.5(d) shall be replaced in its entirety with the following:

(d)           Seller will take all reasonable steps to continue its identity as a separate legal entity and to make it apparent to any third Person (including Cactus III’s creditors and the creditors of the members of Cactus III (each a “Member of Cactus III”)) that Seller is an entity with assets and liabilities distinct from those of Cactus III and the Members of Cactus III and that Seller is not identical with Cactus III or the Members of Cactus III or any other Person.  Without limiting the generality of the foregoing, Seller will (i) conduct its business in its own name and comply in all respects with the requirements and limitations of its corporate powers set forth in the Operating Agreement and all organizational formalities necessary to maintain its separate existence; (ii) not incur, create or assume any indebtedness in respect of borrowed money (including repurchase obligations under sale and repurchase agreements) in excess of an amount equal to seventy percent (70%) of the Fair Market Value of all Common Stock and Class B Stock held by Seller (or subject to Seller’s repurchase obligation), it being understood that each share of Class B Stock shall be deemed to have a Fair Market Value equal to the Fair Market Value of one share of Common Stock, as determined in accordance with the definition of Fair Market Value; (iii) continue to be validly existing as a limited liability company in good standing under the laws of Alaska; (iv) not, to the fullest extent permitted by law, take any action within its control to dissolve, liquidate, consolidate, merge, transfer ownership of its interests or sell substantially all its assets; (v) not commingle its funds and assets with those of Cactus III or any Member of Cactus III; (vi) not enter into any business transaction with Cactus III, any Member of Cactus III or Swift; (vii) notify Buyer if any material amendment, alteration, or change is made to the Operating Agreement; (viii) correct any known misunderstanding regarding its separate identity; (ix) pay from its own assets all obligations of any kind incurred by Seller including the salaries of its own employees, agents and manager; (x) maintain financial statements and reports, corporate records, books of account, stationery, invoices and business forms separate from those of any other Person, Cactus III or any Member of Cactus III and (xi) file its own tax returns and perform tax reporting as may be required under applicable law.  Neither Seller, on the one hand, nor any Member of Cactus III, on the other hand, will (1) guarantee the debts or obligations of the other, except on arm’s length terms (it being understood that, in respect of such a guarantee by a Member of Cactus III, the benefit to such Member via its indirect ownership of Seller constitutes arm’s length consideration for such guarantee), (2) pledge, grant a security interest in, or lien upon, its assets for the benefit of the other, except on arm’s length terms (it being understood that, in respect of such a pledge, grant or lien by a Member of Cactus III, the benefit to such Member via its indirect ownership of Seller constitutes arm’s length consideration for such pledge, grant or lien), or (3) be responsible, or hold itself out to be responsible, for the debts or obligations of the other or the decisions or actions respecting the daily business and affairs of the other (other than the performance of the JVM Trust’s role as manager of Seller). Neither Seller, on the one hand, nor Cactus III, on the other hand, will (1) guarantee the debts or obligations of the other, (2) pledge, grant a security interest in, or lien upon, its assets for the benefit of the other or (3) be responsible, or hold itself out to be responsible, for the debts or obligations of the other or the decisions or actions, respecting the daily business and affairs of the other.

1.4. The following shall be added as new clause (c) to Section 9.3:

(c)           Delivery of assets.  For the avoidance of doubt, in the event Buyer exercises its remedies under this Section 9.3 then, promptly after the satisfaction of the Repurchase Price and any other obligations of Seller hereunder and after Seller provides to Buyer a full release (reasonably acceptable to Buyer and conditional only on the following delivery) of all liability of the Buyer under or relating to this Agreement, Buyer shall deliver to Seller any surplus Assets (in accordance with the instructions set out in Section 2.9(a)) or proceeds thereof not applied, sold in satisfaction of, or otherwise used by Buyer to satisfy the repayment of the Repurchase Price and any other obligations of Seller hereunder.

1.5. Section 9.4 shall be replaced in its entirety with the following:

Seller’s Rights Upon Default.  At any time after the occurrence of an Event of Default described in Section 9.2 which remains uncured, Seller may seek full recourse against Buyer and exercise all rights and remedies afforded to it under the Agreement and at law and in equity with respect to Buyer’s Obligations.  Seller may proceed with any or all rights, benefits and remedies which it may have against Buyer, including asserting any claim or instituting any action or proceeding against Buyer, or any representatives, successors, or assigns of Buyer.  Any claim Seller has for damages as a result of Buyer’s failure to deliver the Assets when due shall be reduced (but not below zero) by the amount payable by Seller pursuant to Section 2.9(a), and the amount payable by Seller pursuant to Section 2.9(a) shall be correspondingly reduced.  To the extent the amount of Seller’s damages as a result of Buyer’s failure to deliver the Assets when due exceeds the amount payable by Seller pursuant to Section 2.9(a), such excess shall be payable by Buyer to Seller.  To the extent the amount payable by Seller pursuant to Section 2.9(a) exceeds Seller’s damages as a result of Buyer’s failure to deliver the Assets when due, after Buyer provides to Seller a full release (reasonably acceptable to Seller and conditional only on the following payment) of all liability of the Seller under or relating to this Agreement, Seller shall promptly pay the absolute value of such excess to Buyer.

2.
Return of Valuation Additional Assets.  Pursuant to Section 4.2(b) of the Repurchase Agreement, Seller requests that Buyer transfer cash to Cactus II in an amount equal to USD 3,541,548.79.  Cactus II authorizes and directs Buyer to pay such amount through Buyer’s Agent on Seller’s behalf to Deutsche Bank Trust Company Americas in accordance with the terms of the May 2016 Irrevocable Instruction Letter dated May 18, 2016 by and among Cactus II, Deutsche Bank Trust Company Americas and CGMI.

3.	Representations. Cactus II represents to CGML that:

3.1. Status.  It is duly organized and validly existing under the laws of the jurisdiction of its organization and, if relevant under such laws, in good standing;

3.2. Powers.  It has the power to execute and deliver this Amendment and to perform its obligations under this Amendment and has taken all necessary action to authorize such execution, delivery and performance;

3.3. No Violation or Conflict.  Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

3.4. Consents.  All governmental and other consents that are required to have been obtained by it with respect to this Amendment have been obtained and are in full force and effect and all conditions of any such consents have been complied with;

3.5. Obligations Binding.  Its obligations under this Amendment constitute its legal, valid and binding obligations, enforceable in accordance with its respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)); and

3.6. Absence of Certain Events.  No Event of Default has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Amendment.

4.
Continuing Effect.  Except as expressly amended by this Amendment, the Repurchase Agreement and the other Transaction Documents remain in full force and effect in accordance with their terms, and are hereby in all respects ratified and confirmed.  All references to the Repurchase Agreement in the Repurchase Agreement or any document related thereto shall for all purposes constitute references to the Repurchase Agreement as amended hereby.

5.	Incorporation by Reference. Sections 4.3, 11, 12, 13, 17, 18, 19, 21 and 22 of the Repurchase Agreement shall apply to this Amendment mutatis mutandis.

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SIGNATURES TO FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

CACTUS HOLDING COMPANY II, LLC

By: Jerry and Vickie Moyes Family Trust, its Manager

By:	/s/ Jerry C. Moyes
Name:	Jerry C. Moyes
Title:	Co-Trustee of the Manager

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee of the Manager

CITIGROUP GLOBAL MARKETS INC., as agent for CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ James Heathcote
Name:	James Heathcote
Title:	Authorized Signatory

[Signature Page to Amendment to Repurchase Agreement]

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